Vanc Pharmaceuticals Inc.

(Formerly Nuva Pharmaceuticals Inc.)

Management’s Discussion & Analysis

For the Three Month Period Ended

September 30, 2014

VANC PHARMACEURICALS INC.

(FORMERLY NUVA PHARMACEUTICALS INC)

MANAGEMENT DISCUSSION AND ANALYSIS

FOR THE THREE MONTH PERIOD ENDED

September 30, 2014

1.01

DATE

This Management Discussion and Analysis (“MD&A”) is dated November 24, 2014 and should be read in conjunction with the condensed interim consolidated financial statements of Vanc Pharmaceuticals Inc. (Formerly Nuva Pharmaceuticals Inc.) (“VANC” or the “Company”) for the three month period ended September 30, 2014 and the annual audited financial statements for the year ended June 30, 2014.  All financial information is expressed in Canadian dollars and is prepared using accounting policies in compliance with International Financial Reporting Standards (“IFRS”).

The condensed interim consolidated financial statements have been prepared on the basis of accounting principles applicable to a going concern which assumes that the Company will continue in operations for the foreseeable future and be able to realize assets and satisfy liabilities in the normal course of business. During the year ended June 30, 2014, the Company was funded $375,000 by the issuance of share capital. The Company has yet to achieve a level of revenues adequate to achieve profitability. The application of the going concern assumption is dependent on management’s ability to successfully execute its business plan, to secure sufficient financing, and to develop profitable operations. Additional equity or debt-based financing may be required to continue the Company’s operations and pursue product developments.

1.02

OVERALL PERFORMANCE

In 2003, VANC developed a patented infection control formulation, referred to as T36®, a mixture of ethanol containing the anti-microbial ingredients o-phenylphenol (“OPP”), benzalkonium chloride (“BZK”), chlorhexidine gluconate (“CHG”) and Nonoxynol-9 (”N-9”). All of these component chemicals are bio-degradable.

The Company is no longer maintaining patents for the T3/6 product except in Canada and China. The Company is negotiating a joint venture agreement in China for the marketing of this product.

On August 12, 2013, Vanc Pharmaceuticals Inc. trades on the TSX Venture Exchange in Canada under the symbol “NPH” and on February 23, 2014 on the OTCQB under the symbol “NUVPF”.

The Company is now focused on the licensing and sales of pharmaceuticals that can be registered as natural products, OTC’s and generics.

On April 16, 2014 – the Company announced that it has signed Cross Referencing Agreements(“CRA”) for prescription generic products for Canadian markets. These agreements cover 48 prescription generic products and are for acute and chronic diseases.  (See Subsequent Events 1.12)

Sales

There have been no sales during the three month period ended September 30, 2014 (September 30, 2013 - $nil).

Manufacturing

On April 16th, 2014 the company announced that it had signed CRAs with three large pharmaceutical companies for multiple products in the prescription generic drug lines. The suppliers will manufacture and VANC will market and sell these new product lines under its own label.

On August 01, 2013 and on September 11, 2012, the Company entered into agreements with Canagen Pharmaceuticals Inc. that granted Canagen the sole, exclusive right to manufacture Pedia-Safe and FerroHeme or to have Pedia-Safe and FerroHeme manufactured by a third party manufacturer for the Company and/or its sub-licensees, according to any packaging label the Company requires and delivering the Product to any destination required by the Company.

Patents

The Company has abandoned T3/6 patent renewals in Europe, the USA and Australia. It is maintaining the Chinese patent and the Canadian patent, which was assigned in a debt settlement agreement with a former Director.

China

On February 6, 2008, the Company announced that Certificate of Invention Patent Number ZL02829642.7 had been issued by the State Intellectual Property Office of the People’s Republic of China. The patent provides protection for the composition and production methods for T36® formulation until August 20, 2022. On November 25, 2010 the Company was advised that the above patent became vulnerable to an application for a compulsory license on October 17, 2010. Under Chinese patent practice, it is possible for a third party to apply for the grant of a compulsory license should the invention not have been “worked” or otherwise been impeded from being worked, three years from the grant of a Patent. This may take into account circumstances where the conditions attached to the licensing of the invention are unreasonable, or the demand for the invention is not reasonably being met. The government body responsible for considering applications for a compulsory license will consider a multitude of factors before granting such a license and there may be mechanisms available for patentees to respond, or comment, on such applications.

Amendments to the original patent application were also drafted by the Company. As in the case of the amendments prepared for CIPO, the proposed amendments to the original Chinese patent application expanded the original claims to include a number of therapeutic applications of the T36® formulation, including its use in cosmetics and in a microbicidal gel to prevent the transmission of sexually transmitted infections (“STI’s”). On October 10, 2007, the Company was advised that the amended claims had been submitted to the Chinese Patent Office. On January 30, 2008 the Chinese Patent office assigned Chinese Divisional Patent Application No. 200710142798.3 to the new application which was published in the Chinese Patent Gazette, under Publication No. CN101112624A. On April 13, 2010, the Company received an Office Action from the Chinese Patent Office and a response was filed by the Company prior to the deadline of June 11, 2010. A second Office Action was received on September 23, 2010 and a response was filed prior to the deadline of October 16, 2010. A third Office Action was received by the Company on February 1, 2011. The Company chose not to respond to this Office Action.

Canada

On April 6, 2011, the Company announced in a news release that the Canadian patent had been allowed. The Company allowed the patent to become temporarily abandoned and had it reinstated on October 3, 2012. The company settled debts with a former Officer and Director with the transfer of the T3/6 patent for Canada. Part of the agreement was that the Company would maintain the patent renewals.

Trademarks

“T36®”

The Company successfully trademarked “T36®” and the design of the T36® logo in Canada on April 22, 2004 (Registration No. TMA608308) for “pharmaceuticals, namely a disinfectant agent”.

“Pedia-Safe” “FerroHeme” “Sennalax”

On April 25, 2014 the Company made application to have the above-mentioned three trade-marks registered.

Products Registered in Canada

The following table summarizes the NPN’s that have been received from Health Canada.

NPN’s - Products to be marketed by the Company.

80026139	30-Jun-11	Pedia-Safe Polyvitamin Drops[1]
80001571	05-Apr-06	Ferroheme[2]

1 Licensed to the Company by Canagen in an agreement dated September 11, 2012.

2 A Memorandum of Understanding dated October 17, 2012 is in place for licensing of Ferroheme to the Company by Canagen.  Agreement signed on August 01, 2013.

For Notice of Compliance (NOC) products see Subsequent Events 1.12.

Risk Factors

Limited Operating History

There is no assurance that Vanc will earn profits in the future, or that profitability, if achieved, will be sustained. Operating in the pharmaceutical and biotechnology industry and the pharmaceutical contract manufacturing industry requires financial resources, and there is no assurance that future revenues will be sufficient to generate the funds required to continue Vanc business development and marketing activities. If Vanc does not have sufficient capital to fund its operations, we may be required to reduce our sales and marketing efforts or forego certain business opportunities.

Development of Technological Capabilities

The market for Vanc’s products is characterized by changing technology and continuing process development. The future success of Vanc’s business will depend in large part upon our ability to maintain and enhance the Company’s technological capabilities, develop and market products and services which meet changing customer needs and successfully anticipate or respond to technological changes on a cost effective and timely basis. Although we believe that Vanc’s operations provide the products and services currently required by our customers, there can be no assurance that Vanc’s process development efforts will be successful or that the emergence of new technologies, industry standards or customer requirements will not render Vanc’s products or services uncompetitive. If Vanc needs new technologies and equipment to remain competitive, the development, acquisition and implementation of those technologies and equipment may require us to make significant capital investments. Vanc may not be able to raise the required capital on terms satisfactory to Vanc or at all.

1.03

  SELECTED ANNUAL FINANCIAL INFORMATION

For the twelve month period ended	June 30, 2014	June 30, 2013	June 30, 2012
Revenue	$ Nil	$ Nil	$ 83,361
Comprehensive Income/(Loss)	(733,946)	283,432	(306,565)
Basic and Diluted Loss Per Share	(0.03)	0.02 and 0.01	(0.05)
Total Assets	820,418	800,991	19,571
Accounts Payable and Accrued Liabilities	124,343	215,785	347,235
Sponsorship Liability	Nil	Nil	875,000
Short Term Loans	Nil	35,907	Nil
Promissory Notes	32,978	112,611	118,500

Expenses	June 30, 2014	June 30, 2013	June 30, 2012

Advertising & Promotion	-	-	1,639
Amortization-Furniture and Equipment	948	-	1,881
Changes in inventory	-	-	77,993
Filling Fees and Transfer Agent	39,567	32,393	43,701
Foreign exchange	759	-	-
Interest and Bank Charges	2,631	1,140	928
Investor Relations	32,500	-	18,196
Legal and Audit	48,862	22,547	29,915
Management & Consulting Fees	204,333	65,778	152,302
Office and Miscellaneous	34,306	9,519	20,635
Product Registration & Development	5,156	10,162	31,886
Professional Fees	50,004	12,089	-
Rent	18,530	38,667	28,187
Recovery/write down of inventory	-	-	34,506
Research	29,573	-	-
Stock Based Compensation	291,355	-	-
Travel	16,109	800	137
Wages and Benefits	-	-	63,017
Total Expenses	774,633	193,095

Net Loss before Other Items	(774,633)	(193,095)	(421,562)

Other Items
Finance Expense	-	(590)	12,810
Other Income	-	2,110	-
Net Gain on Liabilities Settled	40,687	475,007	(127,806)
	40,687	476,527	(114,996)

Comprehensive Income/(Loss) for the Year	(733,946)	283,432	(306,565)

Fluctuations in the Comprehensive Income (Loss) for the year can be attributed to trends in expenses.

The year ending June 30, 2014 saw an increase in expenses, especially with regards to: management fees, research, stock based compensation and travel.

The year ending June 30, 2013 saw a decline in expenses especially with regards to inventory (there was none), investor relations (there were none), management fees and wages. In addition, the settlement of many liabilities resulted in a gain on liabilities settled of $475,007.

The year ending June 30, 2012 saw a decline in expenses especially with regards to inventory ($177,896), investor relations ($69,877), management fees ($216,273) and wages ($174,378).

The large increase in assets occurred in 2013 and is attributed to a private placement of $800,000.

1.04        SUMMARY OF QUARTERLY RESULTS

Period Ended	Sept/14	June/14	Mar/14	Dec/13	Sept/13	June/13	Mar/13	Dec/12
Reporting Standards used	IFRS	IFRS	IFRS	IFRS	IFRS	IFRS	IFRS	IFRS
Revenue	$-	$-	$-	$-	$-	$-	$-	$-
Net Income/Loss	(157,608)	(236,640)	(235,847)	(111,126)	(150,333)	(195,434)	(45,393)	(30,396)
Loss/Share	(0.01)	(0.03)	(0.01)	(0.01)	(0.01)	(0.01)	(0.003)	(0.003)
Total Assets	614,264	820,418	888,043	826,174	954,536	800,991	354,422	365,612

Significant fluctuations in Net Income for the Quarterly Results stem from: Stock Based Compensation June/14, Mar/14 and Sept 13 Consulting in June/14 and Dec/13, year-end accruals June/13 and Gain on the Settlement of Liabilities June/13.

1.05         RESULTS OF OPERATIONS

For the Three Month Period Ended September 30, 2014

Consulting & Management

Consulting and management fees for the three month period ended September 30, 2014 were $61,800 compared to $19,982 for the three month period ended September 30, 2013. A non-cash based stock compensation was recorded during the three month period ended September 30, 2014 of $21,800 (September 30, 2013 - $121,800).

Dues and Filing Fees

The dues and filing fees amounted to $1,040 for the three month period ended September 30, 2014 compared to $5,558 for the same period ended September 30, 2013.

Legal and Accounting Fees

Legal and accounting fees were $1,446 for the three month period ended September 30, 2014 compared to $19,982 for the same period ended September 30, 2013.

Product Registration and Development Costs

Total costs incurred in this category for the three month period ended September 30, 2014 were $$9,762, while for the same period ended September 30, 2013, $1,937. Costs incurred in this category consisted primarily of fees paid to maintain the Company’s patents and patent applications.

Comprehensive (Gain)/Loss from Operations

The Comprehensive (loss) from operations was $(157,608) for the three month period ended September 30, 2014 compared to a loss of $(150,333) during the same three month period ended September 30, 2013.

1.06         LIQUIDITY

As at September 30, 2014, the Company had a working capital of $21,349 and ($156,185 – June 30, 2014).

	Sept 30, 2014	June 30, 2014
Current Assets	108,325	313,506
Current Liabilities	(86,976)	(157,321)
Working Capital	21,349	156,185

Management is actively looking for addition equity and debt financing to address future cash flow needs. While the Company has been successful in securing financings in the past, there is no assurance that it will be able to do so in the future.

1.07

     CAPITAL RESOURCES

During the three month period ended September 30, 2014 no options or warrants expired or were canceled. During the year ended June 30, 2014 a total of 810,000 warrants and 950,000 options expired or were canceled.

Financings

April 08, 2014 the Company closed a non-brokered Private Placement of up to 1,750,000 units of the Company at a price of $0.10 per unit for gross proceeds of up to $175,000.

Each Unit will consist of one (1) common share and one (1) transferrable share purchase warrant.  Each Warrant will entitle the holder thereof to purchase one (1) additional Common Share for a period of twenty four (24) months from the Closing Date of the Offering at a price of CDN$0.30 per Common Share.

The Warrants will be subject to an accelerated exercise provision in the event the shares trade more than $0.10 above the exercise price for ten (10) consecutive days.

April 08, 2014 the Company closed a non-brokered Private Placement of up to 2,000,000 units of the Company at a price of $0.10 per unit for gross proceeds of up to $200,000.

Each Unit will consist of one (1) common share and one (1) transferrable share purchase warrant.  Each warrant will entitle the holder thereof to purchase one (1) additional Common Share for a period of twenty four (24) months from the Closing Date of the Offering at a price of CDN$0.13 per Common Share.

Finder’s fees of $12,000 were paid in addition to the issuance of 300,000 warrants. 120,000 warrants have a life of 2 years and are exercisable at $0.13. The remaining 180,000 warrants have a life of one year and are exercisable at $0.30.

Proceeds from the Offering will be used by VANC for general ongoing corporate and working capital purposes.

Warrants were given a nil value according to the residual method.

***

On June 12, 2013 the Company closed a non-brokered private placement of 8,000,000 units of the Company’s common shares at a price of $0.10 per unit, for proceeds of $800,000. Each Unit is exchangeable for one common share of the Company and one share purchase warrant. Each warrant will entitle the holder to purchase one additional common share of the Company for a period of 36 months at a price of $0.30 per common share in the first year, $0.40 in the second year and $0.50 in the third year. The Units cannot be exchanged for shares and warrants during the first year unless the holder either simultaneously exercises or forgoes the warrants. The warrants are subject to an accelerated exercise provision if the shares trade more than $0.10 above the exercise price for ten consecutive trading days.

The private placement was subject to a TSX-V hold period expiring on October 12, 2013.  Legal fees of $850 and finders’ fees of $ 57,600 were charged against share capital in connection with the private placement.  Warrants were valued at $663,834 using the Black Scholes Valuation method.

***

On April 27, 2012, the Company closed a non-brokered private placement of 560,000 units of the Company’s common shares at a price of 10 cents per unit, for proceeds of $560,000.  Each unit consists of one common share of the Company and one share purchase warrant, which will entitle the holder thereof to purchase one additional common share of the Company for a period of 24 months from the closing date of the offering at an exercise price of 15 cents for the first 12 months and 20 cents during the next 12 months.  The Company has paid a finder’s fee of $4,100 pursuant to the policies of the TSX Venture Exchange.

***

On January 12, 2011, the Company completed a private placement of 200,000 units of the Company at a consolidated price of $1.00 per unit for gross proceeds of $200,000. Each unit consists of one common share of the Company and one share purchase warrant. Each warrant entitles the holder to acquire one additional common share at a price of $2.00 per share until January 12, 2013 with a forced exercise provision attached to each warrant. Legal fees of $5,626 were charged against share capital in connection with the private placement. Warrants were valued at $18,676.

Options

During the year ended June 30, 2014 the Company issued 2,250,000 options to Officers, Directors and Consultants with an exercise price of $0.10 for a period of 5 years.

As a result of director resignations there were no options outstanding at June 30, 2013.

	Issued	Vested	Expiry Date
Jamie Lewin, CFO, Dir.	150,000	150,000	September 05, 2018
Eugene Beukman Sec, Dir.	150,000	150,000	September 05, 2018
Tom Kennedy, Dir.	150,000	150,000	September 05, 2018
Sina Pirooz, Dr. (vest)	150,000	75,000	May 08, 2019
Michael Bianco, Dr. (vest)	250,000	125,000	May 08, 2019
Arun Nayyar, CEO	1,000,000	1,000,000	February 21, 2019
IR Consultants	400,000	200,000	May08, 2019
Arun Nayyar	200,000	200,000	July 25, 2019
Naresh Thumati (1)	25,000	25,000	September 15, 2019
Total Granted at report date	2,475,000	2.075,000

1 On hold until February 01, 2015.

Additional Financing

There is no assurance that the Company will be able to obtain adequate financing in the future to fulfill its business objectives or that the terms of such financing will be favorable. A lack of funds will impair the Company’s ability to establish marketing and sales plans once the products have been approved for sale. If adequate financing is not available when required, the Company may be required to delay, scale back or eliminate various activities and may be unable to continue in operation.

The Company may seek such additional financing through debt or equity offerings, which might alter the capital structure of the Company, but there can be no assurance that such financing will be available on terms acceptable to the Company or at all. Any equity offering will result in dilution to the ownership interests of the Company’s shareholders and may result in dilution to the value of such interests.

1.08

COMMITMENTS AND AGREEMENTS

1.

The Company has consulting agreements with three officers and two consultants who perform services on a regular basis.

2.

On May 01, 2014 the Company signed an Investor Relations and Communications Agreement with Pure Advertising and Marketing for $60,000 per year.

3.

On April 16, 2014 – the Company announced that it has signed Cross Referencing Agreements (the “CRAs”) for prescription generic products for Canadian markets. These agreements cover 48 prescription generic products and are for acute and chronic diseases.

4.

On January 08, 2014 the Company signed Research Agreement for product development, which is a maximum of $100,000 with 25% overhead.

5.

The Company has a lease agreement with Canagen Pharmaceuticals Inc. which covers office space and a storage area for $1,800 per month.

6.

On September 05, 2013, the VANC announced an Agreement between the Company and Canagen Pharmaceuticals Inc. of Richmond, B.C. The License Agreement provided the Company with the global sales and marketing rights, and the right to make or have made FerroHeme Iron Supplement.

7.

 On September 11, 2012, the Company entered into an agreement with Canagen Pharmaceuticals Inc.      that granted the Company global sales and marketing rights, excluding China and India, to Pedia-Safe polyvitamin drops. Pedia-Safe is a liquid multivitamin formulation developed for expectant and breast-feeding mothers, infants and children up to 9 years of age, which is registered for sale in Canada under Health Canada’s Natural Health Products Regulations, with the issuance of Natural Product Number 80026139.

8.

On September 11, 2012, the Company entered into an agreement with Canagen Pharmaceuticals Inc. that granted the Company the sole, exclusive to manufacture Pedia-Safe or to have Pedia-Safe manufactured by a third party manufacturer for the Company and/or its sub-licensees, according to any packaging label the Company requires and delivering the Product to any destination required by the Company.

9.

On October 19, 2012, the Company announced that it had entered into a binding Memorandum of Understanding that grants VANC an option to acquire a number of new pharmaceutical products (“the Products”) from Canagen Pharmaceuticals Inc. (“Canagen”) of Richmond, BC. The Products include:

a.

Patentable, compounds for the treatment of:

i.

Melanoma and other forms of skin cancer and

ii.

Alzheimer’s.

b.

A non-prescription, proprietary opiate addiction treatment product, which has been endorsed by the World Health Organization (WHO) and registered as a pharmaceutical in China, Cambodia, Thailand, Myanmar and successfully used in these countries to treat opiate-addicted patients.

c.

A new, patented TB drug, which has been registered and used as a drug in Ukraine for the treatment of Tuberculosis and multi-drug resistant TB.

d.

The generic chemotherapy compounds, paclitaxel and docetaxel,

e.

Octacosanyl nicotinate, a cardiovascular drug with US Patent 7,615,641 and

f.

Any other products that Canagen wishes to include in the Option.

Under the terms of the Memorandum of Understanding, VANC will have the right to undertake due diligence on the Products in order to validate any claims of efficacy, evaluate their market potential and estimate the costs to bring them to market. VANC will have a Right of First Refusal to match the terms offered by any third party for any of the Products.

The acquisition of any of the Products will be subject to the policies of the TSX Venture Exchange. A definitive agreement is in progress. No other actions have been taken.

1.09

OFF-BALANCE SHEET ARRANGEMENTS

The Company is not aware of any off-balance sheet transactions requiring disclosure.

1.10

TRANSACTIONS WITH RELATED PARTIES

a)

During the three month period ended September 30, 2014, the Company was invoiced by officers and directors, the Company incurred management fee of $30,000 to Arun Nayyar (June 30, 2014 - $78,333), management/consulting fees of $nil to Tom Kennedy(June 30, 2014 -9,000) and $6,000 to Eugene Beukman (June 30, 2013 - $26,380).

b)

During the three month period ended September 30, 2014, the Company paid $5,085 (June 30, 2014 - $26,620) for accounting fees to a company owned by the CFO, Jamie Lewin.

c)

During the three month period ended September 30, 2014, the following received stock options valued at: CEO, Arun Nayyar $21,800 (June 30, 2014 - $120,440), CFO and Director, Jamie Lewin $nil, Directors Tom Kennedy and Eugene Beukman $nil each (June 30, 2014 - $24,990), Sina Pirooz $nil (June 30, 2014 - $10,764) and Michael Bianco $nil (June 30, 2014 - $17,939).

d)

During the three month period ended September 30, 2014, the Company incurred $4,500 of rent (June 30, 2014 - $9,530) and $1,500 of automobile expenses (June 30, 2014 - $2,647) to Arun Nayyar.

e)

As of September 30, 2014, the Company owed $13,189 to the former CEO, Terry Owen (June 30, 2014 - $26,375) in addition to the promissory note (Note 10).

These transactions were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties. All related party transactions were in the normal course of business operations

1.11

QUARTERLY ACTIVITIES NOT NOTED ELSEWHERE

On July 1, 2014 the Company paid down an additional $16,488 of the promissory notes and $13,062 of accounts payable to the former CEO.

On August 6, 2014 the Company announced that it had changed its name from Nuva Pharmaceuticals Inc. to Vanc Pharmaceuticals Inc.

1.12

SUBSEQUENT EVENTS

On October 1, 2014 the Company paid down an additional $16,488 of the promissory notes and $13,062 of accounts payable that was mentioned in Note 10.

On November 08, 2014 200,000 options vested to directors and a consultant and on November 14, 2014 the Company granted 200,000 options at $0.10 per share for a period of five years to an officer of the Company.

Notice of Compliance

November 18, 2014 – Vanc Pharmaceuticals Inc. (“Vanc” or the “Company”) is pleased to announce that it has received Notice of Compliance (NOC) from Health Canada for 22 generic molecules. These 22 molecules will comprise of 51 dosage forms across various therapeutic categories; including both chronic (long term) therapy and acute (short term) therapy.  The Notice of Compliance from Health Canada provides the authorization for Vanc to market and sell the generic molecules in Canada.

Table 1.0 provides details on each of the molecules.

	Molecule Name	Presentations	Brand Reference
1	VAN-Rizatriptan	5 MG and 10 MG Tab	Maxalt™
2	VAN-Irbesartan	75 MG, 150 MG and 300 MG Tab	Avapro™
3	VAN-Irbesartan-HCTZ	150+12.5 MG, 300+12.5 MG and 300+25 MG Tab	Avalide™
4	VAN-Donepezil	5 MG and 10 MG Tab	Aricept™
5	VAN-Amlodipine	5 MG and 10 MG Tab	Norvasc™
6	VAN-Losartan	25 MG, 50 MG and 100 MG Tab	Cozaar™
7	VAN-Losartan-HCTZ	50+12.5 MG and 100+25 MG Tab	Hyzaar™
8	VAN-Levetiracetam	250 MG, 500 MG and 750 MG Tab	Keppra™
9	VAN-Gabapentin	600 MG and 800 MG Tab	Neurontin™
10	VAN-Omeperazole	20 MG DR Tab	Losec™
11	VAN-Finasteride	5 MG Tab	Proscar™
12	VAN-Alendronate	5 MG, 10 MG and 70 MG Tab	Fosamax™
13	VAN-Bicalutamide	50 MG Tab	Casodex™
14	VAN-Letrozole	2.5 MG Tab	Femara™
15	VAN-Olanzapine	2.5 MG, 5 MG, 7.5 MG, 10 MG and 15 MG Tab	Zyprexa™
16	VAN-Sertraline cap	25 MG, 50 MG and 100 MG Cap	Zoloft™
17	VAN-Anastrozole	1 MG Tab	Arimidex™
18	VAN-Pantoprazole	40 MG Tab	Pantoloc™
19	VAN-Gabapentin	100 MG, 300 MG and 400 MG Cap	Neurontin™
20	VAN-Ciprofloxacin	250 MG, 500 MG and 750 MG Tab	Cipro™
21	VAN-Montelukast	4 MG and 5 MG Chew Tabs, 10 MG Tab	Singulair™
22	VAN-Sildenafil	25 MG, 50 MG and 100 MG Tab	Viagra™

1.13

CRITICAL ACCOUNTING ESTIMATES

The Company’s significant accounting policies are presented in Note 3 of the audited consolidated financial statements for the year ended June 30, 2014.  The preparation of financial statements using accounting policies in compliance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Such estimates may have a significant impact on the consolidated financial statements.  Actual amounts could differ materially from the estimates used and, accordingly, affect the results of the operations.

The preparation of the consolidated financial statements also requires management to exercise judgment in the process of applying the accounting policies.

Significant estimates used in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are as follows:

i)

Recoverability of the carrying value of Intangible Assets:

The Company is required to review the carrying value of its intangible assets for potential impairment.  Impairment is indicated if the carrying value of the Company’s intangible assets is not recoverable.  If impairment is indicated, the amount by which the carrying value of intangible assets exceeds the estimated fair value is charged to the statement of loss and comprehensive loss.

Evaluating the recoverability requires judgments in determining whether future economic benefits from sale or otherwise are likely.  Evaluation may be more complex where activities have not reached a stage which permits a reasonable assessment of the viability of the asset.  Management must make certain estimates and assumptions about future events or circumstances including, but not limited to, the interpretation of marketing and sales data as well as the Company’s financial ability to continue marketing and sales activities and operations.

ii)

Inputs used in Black Scholes valuation model (volatility; interest rate; expected life and dividend yield) in accounting for Share Purchase Warrant transactions and Options granted:

Estimating the fair value of granted share purchase warrants required determining the most appropriate valuation model which is dependent on the terms and conditions of the grant.  The estimate of warrant and option valuation also requires determining the most appropriate inputs to the valuation model including the volatility, expected life of warrants and options, risk free interest rate and dividend yield.

iii)

Provision for Contingent Liabilities

Management must estimate the likelihood of a financial obligation arising from a contingent liability if it is deemed more likely than not, that there will be a future cash outflow due to a past event involving the Company. For this estimate, a provision must be made if the amount of the outflow can be reasonably determined.

iv)

Useful life of Equipment

The useful life of equipment is based on management estimates at the time of acquisition. The Company amortizes assets, using declining balance method, over the useful life of the asset. Estimates of residual values, useful lives and amortization methods are reviewed periodically by management. Any changes that arise from periodic reviews are accounted for and adjusted prospectively.

Significant judgments used in applying accounting policies that have the most significant effect on the amounts recognized in the financial statements are as follows:

i)

Going concern

The assessment of the Company’s ability to execute its strategy by funding future working capital requirements involves judgment. Estimates and assumptions are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances (Note 1).

ii)

Tax interpretations, regulations, and legislation in the various jurisdictions operates are subject to change. The determination of income tax expense and deferred tax involves judgment and estimates as to the future taxable earnings, expected timing of reversals of deferred tax assets and liabilities, and interpretations of laws in the countries in which the Company operates.  The Company is subject to assessments by tax authorities who may interpret the tax law differently.  Changes in these estimates may materially affect the final amount of deferred taxes or the timing of tax payments.

1.14       RECENT ACCOUNTING PRONOUNCEMENTS

Changes in significant accounting policies and adoption of new accounting standards

The Company has not adopted new accounting policies since its recent year ended June 30, 2013. The following Standards and Interpretations applicable to the Company were issued but not yet effective. Unless otherwise stated, these new accounting standards and amendments will become effective for the annual period beginning on or after July 1, 2013.

i)

IFRS 10, Consolidated Financial Statements, requires an entity to consolidate an investee when it has power over the investee, is exposed, or has rights to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. IAS 27, Consolidated and Separate Financial Statements and IAS 28, Investments in Associates were revised and reissued as IAS 27, Separate Financial Statements and IAS 28, Investments in Associates and Joint Ventures to align with the new consolidation guidance.

ii)

IFRS 12, Disclosure of Interests in Other Entities, establishes disclosure requirements for all forms of interests in other entities, including subsidiaries, joint arrangements, associates and unconsolidated structured entities. Matters covered include information about the significant judgments and assumptions that any entity has made in determining whether it has control, joint control or significant influence over another entity.

iii)

IFRS 13, Fair Value Measurement, is a comprehensive new standard for fair value measurement and disclosure across all IFRS standards. The new standard clarifies that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date, i.e., an exit price.

Accounting standards, not yet effective

Certain pronouncements were issued by the IASB or the IFRIC that are mandatory for accounting periods after April 1, 2014 or later periods. Many are not applicable or do not have a significant impact to the Company and have been excluded from the summary below. The following have not yet been adopted and are being evaluated to determine their impact on the Company.

In May 2013, the IASB issued IFRIC 21, Levies (“IFRIC 21”), an interpretation of IAS 37, Provisions, Contingent Liabilities and Contingent Assets (“IAS 37”), on the accounting for levies imposed by governments. IAS 37 sets out criteria for the recognition of a liability, one of which is the requirement for the entity to have a present obligation as a result of a past event (“obligating event”). IFRIC 21 clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective for annual periods commencing on or after January 1, 2014. The Company is currently evaluating the impact of applying IFRIC 21, however it does not expect the implementation of this standard to have a material impact on its consolidated financial statements.

The IASB intends to replace IAS 39, Financial Instruments: Recognition and Measurement in its entirety with IFRS 9, Financial Instruments (“IFRS 9”) and to reduce the complexity in the classification and measurement of financial instruments. The completed version of IFRS 9 will include classification and measurement, impairment and hedge accounting requirements and the IASB has tentatively decided that the mandatory effective date of this new standard will be for annual periods beginning on or after January 1, 2018. The Company is currently monitoring the phases of this IASB project with a view to evaluating the impact of the standard when it is issued in its final form, which is expected in calendar 2014

Segment reporting

A reportable segment, as defined by 'IFRS 8 Operating Segments', is a distinguishable business or geographical component of the Company, which are subject to risks and rewards that are different from those of other segments. The Company considers its primary reporting format to be business segments. The Company considers that it has only one reportable segment, being its operations in Canada.

1.15       FINANCIAL INSTRUMENTS

Financial instruments are initially recognized at their fair value on a settlement date basis when the Company becomes a party to the contractual provisions of the financial instrument or non-financial derivative contract.

Fair Values - Fair value is the amount at which a financial instrument could be exchanged between willing parties based on current markets for instruments with the same risk, principal and remaining maturity. Fair value estimates are based on present value and other valuation techniques using rates that reflect those that the Company could currently obtain, on the market, for financial instruments with similar terms, conditions and maturities.

The fair value hierarchy establishes three levels to classify the inputs to valuation techniques used to measure fair value.  The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible at the measurement date for identical, unrestricted assets or liabilities.

Level 2 – Inputs that are observable, either directly or indirectly, but do not qualify as Level 1 inputs (i.e., quoted prices for similar assets or liabilities).

Level 3 – Prices or valuation techniques that require inputs that are both significant to the fair value measurement and unobservable (i.e., supported by little or no market activity).

Unless otherwise noted, cash and cash equivalents, GST receivable, and accounts payable and accrued liabilities are stated at amounts that approximate their fair value.  The fair values of these instruments approximate their carrying values due to the short term nature of these financial instruments.

This section establishes standards for the recognition, measurement disclosure and presentation of financial instruments.  Under the new standard, financial assets and liabilities are initially recognized at fair value and are subsequently measured based on their classification as fair value through profit or loss, held-to-maturity, loans and receivables, available-for-sale, or other financial liabilities, as described below:

Financial assets at fair value through profit or loss (“FVTPL”) - Financial assets and financial liabilities that are purchased and incurred with the intention of generating profits in the near term are classified as FVTPL.  Any financial instrument can be designated as FVTPL as long as its fair value can be reliably measured.  These instruments are measured at fair value with subsequent changes in fair value included in earnings.

The Company has classified cash and cash equivalents as FVTPL, which accordingly are carried at their fair values.  FVTPL assets are not subject to significant credit, foreign exchange or interest rate risk due to their short term nature.

Held-to-maturity - Financial assets that have a fixed maturity date and fixed or determinable payments, where the Company intends and has the ability to hold the financial asset to maturity are classified as held-to-maturity and measured at amortized cost using the effective interest rate method.  Any gains and losses arising from the sale of held-to-maturity financial assets are included in earnings. Any transaction costs incurred to acquire held-to-maturity financial assets will be included in earnings.  Currently, the Company has no held-to-maturity financial assets.

Loans and receivables - Items classified as loans and receivables are measured at amortized cost using the effective interest method.  Any gains or losses on the realization of loans and receivables are included in earnings. Any transaction costs incurred to acquire loans and receivables financial instruments will be included in earnings. The Company has classified GST receivable as loans and receivables.

Available-for-sale - Available-for-sale assets are those financial assets that are not classified as held-for-trading, held-to-maturity or loans or receivables, and are carried at fair value.  Any unrealized gains or losses arising from the change in fair value are recorded as other comprehensive income.  Available-for-sale securities are written down to fair value through earnings whenever it is necessary to reflect other-than-temporary impairment.  Cumulative gains and losses arising upon the sale of the instrument are included in earnings. Any transaction costs incurred to acquire  available-for-sale financial assets will be included in earnings. Currently, the Company has no available-for-sale financial assets.

Other financial liabilities - Financial liabilities that are not classified as held-to-maturity are classified as other financial liabilities, and are carried at amortized cost using the effective interest method.  Any gains or losses arising from the realization of other financial liabilities are included in earnings.

The Company has classified accounts payable and accrued liabilities, sponsorship liability and promissory notes as other financial instruments, which are accordingly carried at amortized cost.  Due to their short-term natures, the fair values of other financial liabilities approximate their carrying values, and they are not subject to significant credit, foreign exchange or interest rate risk.

The Company has made the following classifications:

Cash and equivalents	Fair value through profit or loss
Accounts receivable	Loans and receivables
Accounts payable and accrued liabilities	Other financial liabilities
Sponsorship liability	Other financial liabilities
Promissory Notes	Other financial liabilities

The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities. The Company has exposure to credit risk, liquidity risk and market risk as a result of its use of financial instruments.

This note presents information about the Company’s exposure to each of the above risks and the Company’s objectives, policies and processes for measuring and managing these risks. Further quantitative disclosures are included throughout these financial statements. The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework. The Board has implemented and monitors compliance with risk management policies.

Credit risk

Credit risk is the risk of financial loss to the Company if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises primarily from the Company’s cash and cash equivalents, trade receivables, and GST input tax credits.

The Company’s cash and equivalents are held through a large Canadian financial institution.  Cash equivalents are composed of financial instruments issued by Canadian banks with high investment-grade ratings.  The Company does not have financial assets that are invested in asset backed commercial paper.

The Company performs ongoing credit evaluations of its trade receivables, but does not require collateral.  The Company establishes an allowance for doubtful accounts based on the credit risk applicable to particular customers and historical data.

The Company monitors the concentration of exposure and where possible, if necessary, takes steps to limit exposures to any counterparty.  The Company views credit risk on cash deposits, trade receivables, and GST input tax credits as minimal.

Liquidity risk

Liquidity risk is the risk that the Company will incur difficulties meeting its financial obligations as they are due. The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation.  See Note 1 for working capital balances.

The Company monitors its spending plans, repayment obligations and cash resources and takes actions with the objective of ensuring that there is sufficient capital in order to meet short-term business requirements.  To facilitate its expenditure program, the Company raises funds primarily through public equity financing. The Company anticipates it will have adequate liquidity to fund its financial liabilities through future equity contributions.

As at September 30, 2014, the Company’s financial liabilities were comprised of accounts payable and accrued liabilities of $70,487 and Promissory Notes valuing $16,489.

Market risk

Market risk for the Company consists of currency risk, and interest rate risk. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

Currency risk

Foreign currency exchange rate risk is the risk that the fair value or future cash flows will fluctuate as a result of changes in foreign exchange rates. As all of the Company’s purchases and sales are denominated in Canadian dollars, and has no significant cash balances denominated in foreign currencies, the Company is not exposed to foreign currency exchange risk at this time.

Interest rate risk

Interest rate risk is the risk that fair values or future cash flows will fluctuate as a result of changes in market interest rates. In respect of financial assets, the Company’s policy is to invest cash at floating interest rates and cash reserves are to be maintained in cash equivalents in order to maintain liquidity, while achieving a satisfactory return for shareholders.  Fluctuations in interest rates impact marginally on the value of cash and equivalents.

Determination of fair value

The fair values of financial assets and financial liabilities are determined as follows:

i) For cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities carrying amounts approximate fair value due to their short-term maturity;

ii) The fair value of notes payable and obligations under capital lease approximate their carrying value as their effective interest rates approximate current market rates;

iii) The fair value of derivative financial instruments is determined based on fair market valuation methods.

	Fair Value at September 30, 2014
	Level 1	Level 2	Level 3
Financial Assets
Cash and cash equivalents	95,831	-	-

	Fair Value at June 30, 2014
	Level 1	Level 2	Level 3
Financial Assets
Cash and cash equivalents	295,377	-	-

1.16

OTHER MD&A REQUIRMENTS

(a)

Additional Information

Additional information relating to the Company can be found on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) database at www.sedar.com.

Additional relevant disclosure, such as expensed research and development costs, general and administration expenses, material costs, whether capitalized, deferred or expensed are disclosed in the accompanying financial statements for the for the year ended June 30, 2014 as allowed in NI 51-102, Section 5.3 (3).

(b)      Disclosure of Outstanding Share Data

The following table summarizes the Company’s outstanding share capital as at report date:

Security in Number	September 30, 2014	Reporting Date
Each class and series of voting or equity securities for which there are securities outstanding:
Common Shares	36,767,075	36,767,075
Each class and series of securities for which there are securities outstanding if the securities are convertible into, or exercisable or exchangeable for, voting or equity securities
Stock Options	2,475,000	2,075,000
Warrants	11,800,000	11,800,000
Convertible Debentures	-	-
Each class and series of voting or equity securities that are issuable on the conversion, exercise or exchange of outstanding securities above

Options and Warrants	14,275,000	13,875,000
Fully diluted	51,042,075	50,642,075

(c)

Disclosure Controls and Procedures

The management of VANC is responsible for establishing and maintaining disclosure controls and procedures for the Company and has designed such disclosure controls and procedures, or caused them to be designed under VANC management’s supervision, to provide reasonable assurance that material information relating to the Company, including its consolidated subsidiaries, is made known to VANC management by others within those entities particularly during the period covered by this MD&A.

VANC management has evaluated the effectiveness of the Company’s disclosure controls and procedures for the period covered by this MD&A and based on that evaluation; the management has concluded that the disclosure controls and procedures are effective.

(d)

Internal Control Over Financial Reporting

Venture issuers are not required to include representations relating to the establishment and maintenance of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR), as defined in National Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings (“NI 52- 109”). In particular, the Company’s certifying officers are not making any representations relating to the establishment and maintenance of:

i) controls and other procedures designed to provide reasonable assurance that information required to be disclosed by the Company in its annual filings, interim filings or other reports filed or submitted under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

ii) a process to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the Company’s generally accepted accounting principles.

The Company’s certifying officers are responsible for ensuring that processes are in place to provide them with sufficient knowledge to support the representations they make. Investors should be aware that inherent limitations on the ability of the Company are certifying officers to design and implement on a cost effective basis.

Forward Looking Statements

The statements contained in this report that are not purely historical are forward-looking statements. “Forward looking statements” include statements regarding our expectations, hopes, intentions or strategies regarding the future. Forward looking statements include: statements regarding future products or products or product development; statements regarding future selling, general and administrative costs and research and development spending; and our product development strategy; statements regarding future capital expenditures and financing requirements; and similar forward looking statements. It is important to note that our actual results could differ materially from those in such forward-looking statements.

Officers and Directors Arun Nayyar, CEO Jamie Lewin, CFO, Director Eugene Beukman, Secretary, Director Sina Pirooz, Director Michael Bianco, Director	Contact Vanc Pharmaceuticals Inc. Suite 615 – 800 West Pender St Vancouver, BC V6C 2V6 Tel: 604-687-2038 Fax: 604-687-3141